SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FIRST QUARTER 2005 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Brasília – Brasil, April 28, 2005 – Tele Centro Oeste Celular Participações S.A. - TCO, (BOVESPA: TCOC3 (ON = Common Shares)/TCOC4 (PN = Preferred Shares); NYSE: TRO), discloses today its consolidated results for the first quarter of 2005 (1Q05). TCO operates in the Federal District and in eleven Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an area of 5.8 million km 2 with 32.5 million inhabitants, which is approximately 18% of the total Brazilian population.

* For comparison reasons in the number of shares, the reverse stock split was not considered.

Tele Centro Oeste is controlled by Telesp Celular Participações S.A. which, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A, make up the assets of the Joint Venture undertaken by Telefónica Móviles and Portugal Telecom, operating under the VIVO brand, Top of Mind in the Brazilian market. In April 2005, VIVO Group reached 27 million customers, thus consolidating its market leadership.

HIGHLIGHTS 1Q05

•  Absolute leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services.

•  TCO´s customer base rose 35.8% over 1Q04, recording 6,047 thousand customers.

•  Market leadership with 50.2% market share , accounting for 32.0% of the net additions in 1Q05, in a market with 4 operators in all its regions.

•  Monthly churn at 1.3% decreased 1.0 p.p. in relation to 4Q04, showing the successful customer retention campaigns.

•  Post-paid ARPU recorded 2.3% increase over 1Q04.

•  Post-paid MOU increased by 11.2% in 1Q05 over 1Q04, as a result of the increase in the post-paid ARPU.

•  Net service revenues increased by 15.0% in relation to 1Q04, which growth as supported by a 46.0% increase in data revenues in the period, accounting for 5.4% of the net services revenue in 1Q05, showing the successful offer of high value services to customers.

•  EBITDA increased by 14.0% and 7.9% over 1Q04 and 4Q04, recording R$ 221.3 million. EBITDA margin of 42.3% in the quarter, 8.6 p.p. higher than that reached in 4Q04.

•  The net profit accrued for 1Q05 was R$121.9 million, 22.3% higher than in the same period of 2004.

•  Productivity increase in 4Q04 was 50.1% and 6.0% in relation to 1Q04 and 4Q04, respectively, due to the continuous search for organizational and process synergies, integration and rationalization.

VIVO

VIVO celebrated two years in April, recording more than 27 million customers. In these two outstanding years of operations marked by the largest community of customers in Brazil , bringing together innovation and the biggest CDMA coverage in the domestic territory. The adoption of the most advanced technology has made it possible for the company to offer several new products and innovations, such as the following services: Vivo Agenda , Vivo Localiza , Olho Vivo , state-of-the-art corporate solutions, interactive games such as Vivo em Ação , downloads of games, video and songs, in addition to the capability to watch goals in both the Brazilian and European soccer championships which are provided by VIVO on an exclusive basis.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with " Mission " expressed by the Chief Executive Officer: "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the company's image, contributing to the development of our society."

Distribution Channels

On March 31, 2005, TCO had 66 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 1,775 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO and Banco do Brasil have launched the Download Banking system through cellular phone. This service allows access to Banco do Brasil accounts through VIVO cellular phone, with the same convenience and safety as in the Internet Banking. Initial transactions available are account balance and statement consultation, payment of bills and convention fees, transfer of funds between BB accounts, recharge of pre-paid cellular phones and donations to the Zero Hunger Program. This facility is available from the VIVO Downloads service, and allows computer applications to be downloaded into compatible cellular phones and to be used in the same way as in a regular microcomputer.

In February VIVO launched the new Chat service, which provides users with a larger number of interactive options. Provided with more commands, chat rooms and much more fun, the new version enables more intelligent and intuitive navigation, making conversation quicker and in real time. Having been on the air since December 2004, VIVO's Chat has already recorded 17 thousand daily users.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 1Q04 and 4Q04 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Consolidated TCO's Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 35.8% in the last 12 months, despite strong competition in the cellular telephone market. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  Net additions totaled 227 thousand customers in 1Q05, in a market, which, as from September, has 4 operators in all the regions. TCO has continued to keep its leadership, with a 50.2% market share , despite the strong competition in the period.

•  SAC decreased by 8.5% in 1Q05 over 4Q04, as a result of period seasonality and increase in the prices of low cost handsets after the end of Christmas promotions.

•  The churn at 1.3% recorded a drop of 1.0 p.p. in relation to 4Q04, thus confirming the success of the commercial practices adopted for the purpose of ensuring customer loyalty, even though operating in a strongly competitive market.

•  The blended ARPU of R$ 26.2 recorded a 14.1% reduction in relation to 4Q04, basically due to seasonal differences between the periods. Year-to-year variation is due to the customer mix effect, drop in incoming ARPU due to incoming traffic migration from fixed to mobile towards mobile to mobile, in addition to the Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base. It must be highlighted that VU-M was not updated in the quarter. Post-paid ARPU increased by 2.3% in relation to 1Q04, reflecting the increase in the outgoing ARPU.

•  The post-paid MOU increased by 11.2% in relation to 1Q04, representing a 19-minute increase, caused by the reduction in the average post-paid base. Total MOU was impacted by the changes in the customer mix.

•  The efficiency gains in the operations can be measured by the productivity increase of 50.1% and 6.0% in relation to 1Q04 and 4Q04, respectively, due to the Company's continuous search for organizational and process synergies, integration and rationalization.

Operating Highlights - Area 7 (CO) – which comprises the Federal District and the following States: Acre, Goiás, Mato Grosso, Mato Grsso do Sul, Rondônia and Tocantins

•  In 1Q05, customers growth in area 7 was 29.2% over 1Q04 and 2.7% over 4Q04, recording 4,611 thousand customers in the end of the quarter.

•  Absolute leadership, with 56.9% market share , being the highest market share among the Brazilian operators.

•  TCO's area 7 accounted for 23.8% of the net additions in States under its coverage in 1Q05, within an environment of intense competitive activity, with the entry of a new competitor.

•  Market penetration increase of 15.8 p.p. in relation to the last year, showing that the Company's growth is sustainable.

Operating Highlights - Area 8 (NBT) – which comprises the following states: Amazonas, Amapá, Maranhão and Roraíma

•  In 1Q05, customers base growth in area 8 was 62.9% and 8.1% in relation to 1Q04 and 4Q04, respectively, recording 1,436 thousand customers in the end of the quarter.

•  Market share increased again by 3.1 and 0.9 p.p. in relation to 1Q04 and 4Q04, respectively, recording 36.4% share in its coverage area.

•  Net additions in the quarter were 30.4% above that recorded in the previous year, showing that the growth of the post-paid customer base is sustainable.

•  In the quarter, TCO's area 8 accounted for 52.4% share in net additions in the States under its coverage, 7.8 and 8.4 p.p. higher in relation to 1Q04 and 4Q04, respectively, showing the success of the commercial campaigns carried out in the region.

Net Services Revenue

The net services revenue grew 15.0% in relation to 1Q04, recording R$ 465.0 million in the quarter. It must be highlighted that the outgoing services revenue recorded an increase in 1Q05, even with the right planning, which was partially offset by a reduction in the incoming services revenue, as a result of the transition from fixed to mobile traffic to mobile to mobile traffic, with consequent drop in interconnection revenue and Bill & Keep effect. The 7.9% drop in relation to 4Q04 was caused by seasonal differences between the periods and strong competition.

We must point out that no increase has been recorded up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 46.0% in the year-to-year comparison, representing 5.4% of the net service revenues. This increase has continued to occur due to a more widespread access to and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 79% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 38 million.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Cost

Personnel cost increased in 1Q05 over 1Q04 due to the collective bargaining agreement signed in November 2004, which approved a 6.0% adjustment to salaries. Another factor that answered for the increase in relation to 1Q04 was the reduction in the headcount, which caused an increase of charges related to severance payments.

Cost of Services Rendered

The 34.9% increase in the cost of services rendered in 1Q05, in relation to 1Q04, is due to equalization between TCO's and other Group Companies' accounting criteria carried out in 1Q04, referring to the Fistel Fee.

Cost of Goods Sold	Cost of goods sold remained stable in the quarter in relation to 1Q04, and recorded a reduction in relation to 4Q04, which was caused by less additions of customers in the year-to-year comparison.

Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which became evident by the reduction in its Churn in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

In relation to 4Q04, the expenses recorded a 19.3% decrease, caused by a reduction in customer additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, the provision for bad debtors (PDD) was R$ 18.0 million, a 6.3% reduction in relation to 4Q04, representing 2.6% on the gross revenue, in line with 1Q04 (2.7%) and 4Q04 (2.3%).

General and Administrative Expenses	General and administrative expenses remained in line with 4Q04, due to the successful program for reduction of structural costs and the high level of synergies reached by the Group Companies .

EBITDA

Considering the seasonal characteristics and the strong commercial activity recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 221.3 million, up 14.0% and 7.9% in relation to 1Q04 and 4Q04, respectively. EBITDA Margin was 42.3% in 1Q05, 8.6 p.p. above that recorded for the previous quarter.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets, was 55.0%.

Depreciation and Amortization

Depreciation and amortization expenses remained stable in 1Q05 in relation to the previous quarter and this is due to the investments effected, specially in function of the overlay to the CDMA network.

Financial Revenues (Expenses)

N et financial revenue in 1Q05 recorded an increase of R$ 12.5 million in relation to 4Q04. Among the variations occurred, the incidence of PIS and COFINS on the allocation of interests on own capital in December 2004 (rate of 9.25% on R$ 90.3 million), not repeated in 1Q05, and the significant increase in the interest rate (3.99% in 4Q04 and 4.18% in 1Q05), which had a positive impact over the net cash position.

In the comparison between 1Q05 and 1Q04, TCO's net financial revenue recorded an increase in the amount of R$ 9.5 million, due to the higher net average cash position of the Company and to the higher interest rate in the period (3.76% in 1Q04 and 4.18% in 1Q05).

Net Profit	Net profit in 1Q05 of R$ 121.9 million was 22.3% up in relation to the same period of the previous year.

Indebtedness

On March 31, 2005, TCO's debts related to loans and financings amounted to R$ 214.9 million (R$ 226.3 million on December 31, 2004), 38.9% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 901.2 million) and by derivative assets and liabilities (R$ 21.3 million payable) resulting in a net cash position of R$ 665.0 million, a 5.6% reduction in relation to December 2004 .

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign.

Capital Expenditures (Capex)

Investments effected in the quarter totaled R$ 82.7 million, representing a 37.0% decrease in relation to the total invested in 4Q04. The investments are basically due to the following factors: (i) migration from TDMA to CDMA technology, thus following the GSM operators, which are also migrating from the TDMA; (ii) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The accumulated positive operating cash flow in any of periods under examination evidences that TCO has generated funds from its operations that are sufficient to implement its capital expenditures program, having recorded R$ 138.6 million in the quarter, 87.5% higher than that recorded in 4Q04.

Capital Market

In 1Q05, the value of TCO´s common shares (ON) and preferred shares (PN) increased by 10.5% and 0.8%, respectively, while the Bovespa (São Paulo Stock Exchange) index rose 1.6%. From January to March 2005, the Company's PN shares were traded in 100% of the sessions at the stock exchange, with an average daily financial volume of transactions of R$ 6.4 million. By the end of 1Q05, ON and PN shares were traded at R$ 14.25 and R$ 8.80, respectively, per lot of one thousand shares.

The price of TCO's Level II ADRs increased by 0.4% in the quarter, in face of a 2.6% reduction in the Dow Jones index. The average daily volume of transactions in the NYSE during 1Q05 was US$2.4 million. The closing price of TCO's ADRs in 1Q05 was USD 9.91

Reverse Stock Split

The Board of Directors of the Company submitted the proposal for a reverse split of TCO's 386,664,974,968 book-entry, registered shares, with no face value to the Special Meeting of Shareholders held on 03/31/2005, of which 129,458,666,783 are common shares and 257,206,308,185 are preferred shares of its capital stock, in the proportion of three thousand (3,000) shares for one (1) share of the respective type, converting them into 128,888,325 book-entry, registered shares, with no face value, of which 43,152,889 are common shares and 85,735,436 are preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, as further amended.

No ADRs grouping will be effected in the United States of America , only the number of shares for each ADR will change on May 04, 2005, namely, from 3,000 shares for each ADR to one (1) share for each ADR. Therefore, no fractional shares will result in the ADRs program, differently from what will occur in the Brazilian transaction.

TCO's authorized capital should be also changed by the same proportion, being reduced from 700 billion shares to 233.3 million shares, with consequent amendment to the Company's Bylaws.

Social Responsibility

•  In February, VIVO Institute opened "Espaço VIVO Voluntário" (VIVO Voluntary Space) in São Paulo, a production center for Braille materials. Such Space will enable VIVO voluntaries to produce Braille contents requested by VIVO Institute's partner institutions in all the area covered by VIVO operators. Accordingly, the Program will contribute to teach blind children and adults to read, making it easier for them to have access to information.

•  "Caravana do Esporte", an ESPN Brazil Project was launched on March 8, being sponsored by VIVO Institute, which will take sport-related activities to some low-income regions in Brazilian North, Northeast and Central-West regions for 10 months. These trips will be taped and exhibited in 10 documentaries as from April. The implementation of "Caravana do Esporte" project will be possible thanks to the sponsorship provided by Vivo Institute, the alliance with the UNICEF and partnerships with several consecrated athletes. "Caravana do Esporte" intends to assist five thousand children and young people of 10 cities indicated by the UNICEF.

•  VIVO Institute and Ayrton Senna Institute have sponsored an event for mobilization and calling of mayors in Tocantins state for the 2005 edition of Acelera Tocantins and Se Liga Tocantins programs, which aim at correcting student/school grade unbalance. The results of programs developed in 2004 thanks to the partnership between Ayrton Senna Institute and VIVO Institute, were also presented.

•  The Efort Partnership for Digital Inclusion was also launched in March, being comprised of Efort Institute, VIVO Institute, Furnas Centrais Elétricas, São Paulo City Hall, Social Security Institute and Office of the Federal Attorney-General, having for goal the inclusion of young people, adults and elderly people with special education needs in the labor market. VIVO Institute contributed to the project through donation of equipment for assembling a fully-adapted telecenter, which houses microcomputers with special software (amplifiers and text readers for blind people), lifting platform (for taking deficient people to the auditorium) and Braille printers.

Main Prizes, Awards and Events

•  VIVO was nominated, for the second consecutive year, as one of the mobile telephone operators that mostly respect consumers within mobile telephone category, during the Marketing Show sponsored by Consumidor Moderno magazine.

•  Ipsos-ASI, a division of Ipsos-Brasil research institute focused on communication evaluation (advertising effectiveness) has selected only three campaigns as the most effective in 2004. Among them is VIVO's Mother's Day campaign .

•  VIVO sponsors the second edition of the Open Air event, which will be held in the Capitals of three States in this year. VIVO Open Air, which was a great success last year, allows public audiences to watch open air movies. In this year the event was held from March 10 to 31, in the city of São Paulo . In Rio de Janeiro , it will be held until April 28 th and, for the first time in Brasília, it will be held from May 11 to 29. One hundred thousand people are expected to attend the events in the three cities .

•  VIVO was present at Telexpo 2005, the main IT and Telecom event in Latin America, which was held in March, in São Paulo . The exhibition was used for showing the entire portfolio of the products and services offered by the Group, divided into five families: "VIVO Encontra", "VIVO Inovando", "VIVO 3G", "VIVO Pagamentos" and "VIVO Empresas".

•  VIVO entered into a partnership with the Brazilian Soccer Confederation for sponsoring the Brazilian Soccer Teams, in the following categories: main male and female and basic team. Valid for ten years, the partnership includes distribution of multimedia contents through the operator's cellular handsets, in addition to application of VIVO brand on accessories, some soccer team transportation vehicles and, in special, on training uniforms.

BALANCE SHEET - TCO

R$ million

ASSETS	Mar-31-05	Dec-31-04
Current Assets	**1,887.6**	**1,999.2**
Cash and cash equivalents	901.2	951.2
Net accounts receivable	422.7	477.1
Inventory	156.4	193.5
Deferred and recoverable taxes	285.2	309.3
Other current assets	122.1	68.1
Long Term Assets	**439.4**	**466.2**
Deferred and recoverable taxes	400.2	424.6
Other long term assets	39.2	41.6
Permanent Assets	**1,153.1**	**1,130.3**
Investment	3.8	4.2
Plant, property and equipment	1,128.5	1,104.3
Deferred assets	20.8	21.8
Total Assets	**3,480.1**	**3,595.7**
LIABILITIES		
Current Liabilities	**656.8**	**886.2**
Suppliers and Consignment	260.3	467.4
Taxes, fees and contributions	87.9	102.9
Interest on own capital	144.4	144.4
Loans and financing	103.1	102.7
Contingencies provision	6.2	5.5
Derivatives transactions	14.6	13.9
Other current liabilities	40.3	49.4
Long Term Liabilities	**259.6**	**267.9**
Loans and financing	111.8	123.6
Contingencies provision	132.2	128.6
Derivatives transactions	6.7	6.8
Other long term liabilities	8.9	8.9
Shareholder's Equity	**2,563.6**	**2,441.5**
Funds for capitalization	**0.1**	**0.1**
Total Liabilities	**3,480.1**	**3,595.7**

INCOME STATEMENTS - TCO

R$ million	According to Corporate Law				
	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Gross Revenues	**701.3**	**820.0**	**-14.5%**	**619.6**	**13.2%**
Gross service revenues	617.5	663.7	-7.0%	535.3	15.4%
Deductions – Taxes and others	(152.5)	(158.7)	-3.9%	(130.9)	16.5%
Gross handset revenues	83.8	156.3	-46.4%	84.3	-0.6%
Deductions – Taxes and others	(25.8)	(52.4)	-50.8%	(26.1)	-1.1%
Net Revenues	**523.0**	**608.9**	**-14.1%**	**462.6**	**13.1%**
Net service revenues	**465.0**	**505.0**	**-7.9%**	**404.4**	**15.0%**
Subscription and Usage	232.5	253.4	-8.2%	183.8	26.5%
Network usage	196.8	220.7	-10.8%	194.2	1.3%
Other services	35.7	30.9	15.5%	26.4	35.2%
Net handset revenues	58.0	103.9	-44.2%	58.2	-0.3%
Operating Costs	**(301.7)**	**(403.8)**	**-25.3%**	**(268.4)**	**12.4%**
Personnel	(37.3)	(37.6)	-0.8%	(33.6)	11.0%
Cost of services rendered	**(61.4)**	**(39.3)**	**56.2%**	**(45.5)**	**34.9%**
Leased lines	(7.0)	(6.2)	12.9%	(8.4)	-16.7%
Interconnection	(12.4)	(13.8)	-10.1%	(20.4)	-39.2%
Rent/Insurance/Condominium fees	(3.2)	(3.2)	0.0%	(4.3)	-25.6%
Fistel and other taxes and contributions	(26.2)	(5.1)	413.7%	(1.0)	2520.0%
Third-party services	(10.7)	(8.2)	30.5%	(8.2)	30.5%
Others	(1.9)	(2.8)	-32.1%	(3.2)	-40.6%
Cost of handsets	(92.4)	(195.9)	-52.8%	(91.8)	0.7%
Selling expenses	**(92.6)**	**(114.7)**	**-19.3%**	**(87.3)**	**6.1%**
Provision for bad debt	(18.0)	(19.2)	-6.3%	(16.7)	7.8%
Third-party services	(71.4)	(90.9)	-21.5%	(66.5)	7.4%
Others	(3.2)	(4.6)	-30.4%	(4.1)	-22.0%
General & administrative expenses	(19.6)	(19.2)	2.1%	(15.4)	27.3%
Other operating revenue (expenses)	1.6	2.9	-44.8%	5.2	-69.2%
EBITDA	**221.3**	**205.1**	**7.9%**	**194.2**	**14.0%**
Margin %	**42.3%**	**33.7%**	**8.6 p.p.**	**42.0%**	**0.3 p.p.**
Depreciation and Amortization	(60.3)	(58.2)	3.6%	(51.8)	16.4%
EBIT	**161.0**	**146.9**	**9.6%**	**142.4**	**13.1%**
Net Financial Income	**23.9**	**11.4**	**109.6%**	**14.3**	**67.1%**
Financial Revenues	**40.6**	**43.5**	**-6.7%**	**35.3**	**15.0%**
Exchange rate variation / Monetary variation	0.0	5.0	n.d.	0.0	n.d.
Other financial revenues	40.7	47.0	-13.4%	40.1	1.5%
(-) Pis/Cofins taxes on financial revenues	(0.1)	(8.5)	-98.8%	(4.8)	-97.9%
Financial Expenses	**(16.7)**	**(32.1)**	**-48.0%**	**(21.0)**	**-20.5%**
Exchange rate variation / Monetary variation	(4.8)	(3.2)	50.0%	(7.1)	-32.4%
Other financial expenses	(9.8)	(14.8)	-33.8%	(10.9)	-10.1%
Gains (Losses) with derivatives transactions	(2.1)	(14.1)	-85.1%	(3.0)	-30.0%
Non-operating revenue/expenses	0.7	(7.0)	n.d.	(2.2)	n.d.
Taxes	(63.7)	(21.7)	193.5%	(53.2)	19.7%
Net Income	**121.9**	**129.6**	**-5.9%**	**99.7**	**22.3%**

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Antonio Sergio M. Botega Carlos Alberto B. Lazar Mara Boaventura Dias	Maria Carolina de F. Gonçalves Maria Ednéia Pinto Pedro Gomes de Souza

Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available from the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions : participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

Right planning programs = Customer profile adequacy plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.